

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA  50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors
Woodmen Financial Services, Inc.

We have audited the accompanying statement of financial condition of Woodmen Financial Services, Inc. (indirectly wholly owned by Woodmen of the World Life Insurance Society) (the Company) as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodmen Financial Services, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in the Supplemental Information has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ernst & Young LLP*

Des Moines, Iowa
February 18, 2016

1